

February 8, 2011

Mr. Michael Cooperman
Chief Financial Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario, Canada M6K3M1

      Re: **Tucows Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 22, 2010
                File No. 001-32600

Dear Mr. Cooperman:

We have reviewed your letter dated January 20, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 6, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

1.   We note your response to prior comment 1 indicates that you compared your enterprise value to the carrying value of your "total net assets" adjusted for non-operational assets and liabilities. Please explain what you mean by "total net assets." Because you are evaluating your goodwill based upon enterprise value, which you indicate is the market capitalization plus the value of your debt, we would expect that carrying value would be calculated based upon total assets less non-interest-bearing liabilities.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551- 3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief